January 3, 2012

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Spirgel:

As Vice President and General Counsel of j2 Global, Inc. (formerly known as j2 Global Communications, Inc.) (“j2” or the “company”), I am sending you this letter in response to your comment letter to Nehemia Zucker, Chief Executive Officer of j2, dated December 19, 2011.

The following is a list of the comments of the staff of the Securities and Exchange Commission in italics, each followed by j2’s response to that comment:

1.
Your Compensation Discussion and Analysis section suggests that you benchmark certain elements of your executive compensation program.  For instance, the penultimate paragraph on page 20 states Pearl Meyer & Partners, LLC conducted a compensation survey for the 2011 executive compensation program.  Also, the Salary discussion on page 21 states the Compensation Committee takes into account comparative compensation information from surveys; the Senior Management Bonus Program discussion on page 22 states the Bonus Program is based in part on third-party compensation surveys; and the Stock Based Compensation discussion on page 24 states third-party compensation surveys are considered in determining the size of awards. Please advise whether you benchmark elements of your executive compensation and, if so, disclose in future filings the peer companies that are part of the surveys.  See Item 402(b)(2)(xiv) of Regulation S-K.

Response: j2 respectively acknowledges the Staff’s comment.  While j2 does not use comparative information for purposes of pegging specific compensation levels or ranges, j2 acknowledges that its practices may fall within the broader guidance on benchmarking provided by the Staff, including Question 118.05 of the Division of Corporation Finance Regulation S-K Compliance and Disclosure Interpretations.  Accordingly, in future filings, j2 will disclose the peer companies when it uses compensation data of other companies as a reference point on which — either wholly or in part — to base, justify or provide a framework for a compensation decision.

2.
We note that you changed your estimate to the actual remaining service obligations for your annual eFAX® subscribers.  Please tell us in detail why the actual remaining service obligations were not previously known.  It is unclear to us why your revenue recognition policy required you to estimate the remaining service obligations of such subscribers.

Response: The actual remaining service obligations were not previously known because of inherent limitations in the company’s billing systems.  j2 began selling annual eFax® subscriptions early in its existence when it was a very small company with billing and collection systems less complete and integrated than those employed by j2 today.  Importantly, for the purpose of responding to your inquiry, the billing system was completely separate from the collection system and the two systems did not interact in a way that would permit the company to precisely calculate deferred revenue amounts with respect to specific customers.

Beyond normal amortization over the service period, there are two common instances in which the company is required to take deferred revenues associated with an annual subscription account into current income.  First, there are deferred revenues associated with annual subscribers who cancel prior to the end of their 12 month subscription term and are not entitled to a refund.  The company has a 30 day refund policy, so a subscriber cancelling an annual plan after day 30 will not receive a refund.  Second, there are deferred revenues associated with annual subscribers who, during their 12 month subscription term, convert to a monthly plan.  In each case, the customer is an annual subscriber for a period of less than 12 months.

However, until completion of significant system upgrades in Q1 2011, the company could not match the deferred revenue amount associated with a given customer at the time of early cancelation or conversion to a monthly account to that customer.  As a result, the company was required under its revenue recognition policy to develop an estimation processes to calculate future service obligations.  This estimation process, which was performed annually, relied on historical cancellation patterns of annual customers.

The estimation process consisted of identifying annual subscribers that cancelled their service during the preceding calendar year and determining how long each of them maintained their active subscription.  This provided an average remaining service obligation which the company then applied to all future annual signups throughout the year.  This cancellation data was the best source of information for j2’s estimation process at the time and the company believes it was very accurate.

This estimation process was in place since the company’s inception.  However, j2 has grown significantly over the past 15 years in revenues, service offerings and customer base.  Today, j2 has more than two million paying customers and numerous different service offerings.  In response to the growing complexity of its business, the company has invested significant time and money to enhance its systems and fully integrate its billing and collection processes.  This development work was completed in Q1 2011, enabling j2 to move beyond its old estimation process and precisely determine its future service obligation to annual subscribers.

In addition, j2 acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to call or write me if you have any questions or concerns.  My direct line is 323 860 9276.

Sincerely,

/s/ Jeffrey D. Adelman
Jeffrey D. Adelman
Vice President and General Counsel

cc:           Nehemia Zucker, Chief Executive Officer